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                                                                    EXHIBIT 12.1

Budget Group Inc.
Computation of Ratio of Earnings to Fixed Charges
In Thousands

                                        Year Ended December 31,
                                    -------------------------------
                                        1997      1996      1995
                                    -------------------------------
Pre-tax income from
   continuing operations               55,599    12,852     3,179

Fixed Charges:
 Interest incurred, amortization
  of debt discount and premium
  on all indebtedness, and
  reasonable interest on rental
  expense                             142,890    40,402    22,937
                                    -------------------------------

Earnings before income taxes,
   minority interest and fixed
   charges                            198,489    53,254    26,116

Ratio of earnings to fixed charges       1.39      1.32      1.14